Exhibit 99.5
2, place de la Coupole
La Défense 6
92400 Courbevoie, France
Fax: 33 (1) 47 44 68 21
Catherine ENCK
Tel.: 33 (1) 47 44 37 76
Patricia MARIE
Tel.: 33 (1) 47 44 45 90
Paul FLOREN
Tel.: 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49
Bertille ARON
Tel.: 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel.: 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55
Franklin BOITIER
Tel.: 33 (1) 47 44 59 81
Philippe GATEAU
Tel.: 33 (1) 47 44 47 05
TOTAL S.A.
Share capital: €6,139,395,400
Registered in Nanterre:
R.C.S. 542 051 180
www.total.com
APPOINTMENTS
Paris – November 28, 2005 – Effective November 2, Hubert Loiseleur des Longchamps has been appointed Vice President, International Relations at Total. He succeeds Jacques de Boisséson, who has been appointed Total’s General Representative in China effective December 1.

Hubert Loiseleur des Longchamps, 54, educated in France, holds postgraduate degrees in public law (1975) and political science (1976) and is a graduate of the Ecole Nationale de l’Administration (1980) for senior civil servants. From 1980 to 1994, he held a number of positions in the French Industry Ministry and was also financial attaché for the Near and Middle East at the French embassy in Cairo between 1984 and 1986. In 1994, he joined Elf Aquitaine as Middle East Coordinator in the Mining Acreage Department, and was appointed Chief Executive Officer of Elf Serepca in Cameroon in 1997. He held the position of President, Gas & Power, at TotalFinaElf from 2000 to 2002, before being named Chief Executive Officer of Total E&P Angola in 2002.

Jacques de Boisséson, 52, is a graduate of France’s Hautes Etudes Commerciales (HEC) business school. He joined Total in 1982 and held a number of positions in Exploration & Production (economic studies and negotiations) before being appointed Chief Executive Officer of Total in Colombia in 1991, Chief Executive Officer of Total in Qatar in 1995, and Vice President, International Relations in April 2001.
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The world’s fourth-largest international oil and gas company and a world-class chemicals producer, Total operates in more than 130 countries and has over 111,000 employees worldwide. Its operations span the entire oil and gas chain, from exploration, production, refining and marketing to trading and gas and power. Further information is available at www.total.com